UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 12, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  May 13, 2010

Exhibit No.	Description
1.	Press release, dated May 12, 2010.

Exhibit 1

Jinpan International Reports First Quarter 2010 Financial Results

-- Company Reiterates Comfort with FY09 Financial Forecast--

Carlstadt, N.J., May 12, 2010 - Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced unaudited consolidated financial results for the first quarter ended March 31,  2010.

Net sales for the first quarter were $19.6 million, a 39.5% decrease from $32.4 million in the same period last year.  The decrease in sales was the result of lower domestic sales and fewer shipments made.  In the first quarter, domestic sales accounted for $17.3 million, or 88.3% of net sales, compared to $24.4 million, or 75.3% of net sales in the same period last year. Net sales outside of China decreased 71.3% to $2.3 million, or 11.7% of net sales, compared to $8.0 million, or 24.7% of net sales in the same period last year. The decrease in international sales was primarily the result of fewer shipments compared to relatively strong international sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $15.8 million, or 80.6% of net sales in the first quarter, while wind energy products represented $3.8 million, or 19.4% of net sales in the first quarter.

Gross profit in the first quarter decreased 39.0% year over year to $7.2 million from $11.7 million, and gross profit margin increased 30 basis points year over year to 36.5% from 36.2%. In spite of lower unit sales pricing, the Company benefited from a lower cost of sales on an absolute basis and maintained favorable profit margins.

Selling and administrative expenses in the first quarter were $6.4 million, or 32.7% of net sales, compared to $6.2 million, or 19.2% of net sales in the same period last year.  Selling and administrative expenses increased primarily due to  additional overhead costs at the Company’s Shanghai facility, which was not operational in the first half of 2009.

Operating income decreased 86.3% to $0.8 million, or 3.9% of net sales, from $5.5 million, or 16.9% of net sales in the same period last year.

Net income for the first quarter decreased 75.5% to $1.1 million, or $0.07 per diluted share, from $4.7 million, or $0.29 per diluted share in the same period last year.  First quarter net income as a percentage of net sales was 5.8%, compared to 14.4% in the same period last year.

As of May 7, 2010, the Company had a backlog of approximately $52 million, a 30% increase from December 31, 2009.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "The first quarter has traditionally been the slowest quarter of the year for Jinpan and we faced difficult year over year comparisons. Although financial performance for the quarter was below expectations, we remain confident about our business prospects for the year.

“Domestically we faced a more competitive environment in China which enabled smaller manufacturers to compete aggressively with Jinpan on price. To meet this competition, we recently adjusted our sales and marketing strategies to better suit the current price environment.

“Internationally, we made fewer shipments in the first quarter of 2010 compared to relatively strong shipments in the first quarter of 2009.  However, at this time, we do not expect full year 2010 demand to decline when compared to same period last year.  The framework supply agreements we signed with a large OEM customer indicates a slight increase in demand for 2010. Furthermore, we recently advanced our goal of diversifying our OEM customer base by successfully qualifying with two large international OEMs to supply cast resin transformers, which we expect will beneficially impact our business this year. As we move forward this year, we expect to make further inroads into the OEM market.”

Balance Sheet
As of March 31, 2010, the Company had $25.7 million in cash and cash equivalents, approximately equal to $25.7 million at December 31, 2009. The Company’s accounts receivable on March 31, 2010 totaled $60.0 million, compared to $64.2 million at December 31, 2009. Notes payable in the first quarter of 2010 was flat at $5.0 million.  Total bank loans outstanding at March 31, 2010 remained flat at $1.6 million as  compared to December 31, 2009

Financial Outlook
For the full year 2010, the Company currently anticipates a net sales increase of approximately 10%-15% over 2009 sales, gross profit to range from 34%-37% and net income growth of approximately 2% to 5% over 2009 net income results.

Mr. Li continued, “We had backlog of approximately $52 million at May 7, a 30% increase from the end of 2009 and are comfortable with our projected sales and profit trends for the remainder of the year based on anticipated order patterns from new and existing customers. Consequently, we maintain our previously announced full year 2010 guidance.”

Foreign Currency Translation
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.826 to 1 US dollar as of March 31, 2010. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.826 to 1 US dollar for the period from January 1, 2010 to March 31, 2010. Equity transactions are translated using historical rates.

Conference Call Information
Jinpan’s management will host an earnings conference call on May 12, 2010 at 5:00 p.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-719-457-2656. A webcast will also be available via the Company's website at http://www.jstusa.net or at www.viavid.net.  A replay of the call will be available through May 26, 2010.  Listeners may access the replay by dialing #1-719-457-0820, access code: 8817471.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

▪	our ability to successfully implement our business strategy;
▪
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

▪	the effects of rapid technological changes and vigorous competition in the markets in which we operate;
▪	uncertainties about the future growth in electricity consumption and infrastructure;
▪	development in the markets in which we operate;

▪	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;
▪	other factors or trends affecting the industry generally and our financial condition in particular;
▪	the effects of the higher degree of regulation in the markets in which we operate;
▪	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;
▪	the monetary and interest rate policies of the countries in which we operate;
▪	changes in competition and the pricing environments in the countries in which we operate;
▪	exchange rates; and
▪
other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2008 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.
Mr. Mark Du,
Chief Financial Officer
+1 (201) 460-8778

At ICR, Inc.:

In China:
Yuening Jiang
+86 10 6599 7965

In U.S.
Brian M. Prenoveau, CFA
+1 (203) 682-8200

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)

	Three months ended March 31
	2010	2009
(In thousands, except per share data)	US$	US$

Net sales	19,582	32,387
Cost of Goods Sold	(12,432)	(20,672)
Gross Margin	7,150	11,715

Operating Expenses
Selling and administrative	(6,396)	(6,230)
Operating income	754	5,485

Interest Expenses	(42)	(105)
Other Income	592	51
Income before income taxes	1,304	5,431

Income taxes	(159)	(753)
Net income after taxes	1,145	4,678

Earnings per share

-Basic	US$0.07	US$0.29

-Diluted	US$0.07	US$0.29

Weighted average number of shares

-Basic	16,155,696	15,996,650

-Diluted	16,566,947	16,035,056

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (unaudited)

	March 31,	December 31,
	2010	2009
	US$	US$
Assets

Current assets:

Cash and cash equivalents	25,746	25,749
Accounts receivable, net	59,981	64,173
Inventories	29,013	25,618
Prepaid expenses	12,229	9,780
Other receivables	6,663	9,732

Total current assets	133,632	135,052

Property, plant and equipment, net	26,163	26,716

Construction in progress	2,233	1,811

Land use right	6,416	5,991
Intangible asset-Goodwill	12,342	12,340
Other assets	89	-
Deferred tax assets	331	351

Total assets	181,206	182,261

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	-	-
Accounts payable	11,752	10,385
Notes Payable	5,010	5,009
Income tax	1,617	1,837
Advance from customers	5,147	3,996
Other Payable	20,149	23,453

Total current liabilities	43,675	44,680

Long Term Loan	1,632	1,643
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares - 16,425,456 in 2010 and 2009	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares – none in 20010 and 2009	-	-
Additional paid-in capital	35,578	35,525
Reserves	8,011	3,906
Retained earnings	83,234	87,325
Accumulated other comprehensive income	8,658	8,764
	136,409	136,448
Less: Treasure shares at cost, common stock-263,306 in 2010 and 2009	(510)	(510)
Total shareholders’ equity	135,899	135,938

Total liabilities and shareholders' equity	181,206	182,261

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows(Unaudited)

	Three months ended March 31,
	2010	2009
	US$	US$
Operating activities
Net income	1,145	4,678
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	794	874
Provision for Doubtful Debt	(117)	(4)
Deferred Income Tax	21	7
Stock-based compensation cost	53	102
Changes in operating assets and liabilities
Accounts receivable	4,319	(2,576)
Notes receivable	3,544	1,551
Inventories	(3,391)	1,776
Prepaid expenses	(2,447)	(2,298)
Other receivables	(520)	532
Accounts payable	1,365	(231)
Income tax	(231)	(831)
Advance from customers	1,151	313
Other liabilities	(3,425)	(2,769)
Net cash provided by/(used in) operating activities	2,261	1,124
Investing activities
Purchases of property, plant and equipment	(236)	(1,113)
Payment for construction in progress	(422)	(280)
Long Term Prepaid Lease	(423)	-
Investment in Beijing Jinpan Huineng Electronics Co	(44)	-
Net cash provided by (used in) investing activities	(1,125)	(1,393)
Financing activities
Proceeds from bank loan	-	2,380
Repayment of bank loan	(12)	(2,929)
Proceeds from exercise of stock options	-	27
Dividends paid	(1,131)	(970)
Net cash provided by/(used in) financing activities	(1,143)	(1,492)
Effect of exchange rate changes on cash	4	(56)
Net increase/(decrease) in cash and cash equivalents	(3)	(1,817)
Cash and cash equivalents at beginning of year	25,749	16,739
Cash and cash equivalents at end of year	25,746	14,922

Interest paid	42	112
Income taxes paid	474	1,522